BD 1/20


03051988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
NOV 26 2003
PROCESSING

SEC FILE NUMBER
8- 20913

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rodecker & Company Investment Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26999 Central Park Blvd., Suite 150 N
(No. and Street)

Southfield, (City) Michigan (State) 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Rodecker 248 358-2282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 S. Western Ave. (Address) Blue Island (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur Rodecker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodecker & Company Investment Brokers, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

JOAN R. BOUFFORD
Notary Public, Oakland County, MI
My Commission Expires Jan. 14, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODECKER & COMPANY
INVESTMENT BROKERS, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

SEPTEMBER 30, 2003

RODECKER & COMPANY INVESTMENT BROKERS, INC.

CONTENTS

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Rodecker & Company Investment Brokers, Inc.

We have audited the accompanying statement of financial condition of Rodecker & Company Investment Brokers, Inc. as of September 30, 2003 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodecker & Company Investment Brokers, Inc. as of September 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois

RODECKER & COMPANY INVESTMENT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2003

ASSETS

Cash and cash equivalents	$ 308,300
Securities owned, at market value	150,947
Receivable from broker/dealers	96,286
Furniture, equipment and auto (net of accumulated depreciation of $121,725)	67,900
Leasehold improvements (net of accumulated depreciation of $1,796)	3,840
Other assets	12,363
TOTAL ASSETS	$ 639,636

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 16,308
Commissions payable	54,103
Income taxes payable	5,359
Total Liabilities	$ 75,770
SHAREHOLDERS' EQUITY	
Common stock, $1 par value, authorized 50,000 shares, issued and outstanding 26,300 shares	$ 26,300
Retained earnings	537,566
Total Shareholders' Equity	$ 563,866
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 639,636

The accompanying notes are an integral part of these financial statements.

RODECKER & COMPANY INVESTMENT BROKERS, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2003

REVENUE	
Commissions	$ 966,364
Interest and dividends	34,807
Other	25,144
Total Revenue	$ 1,026,315
OPERATING EXPENSES	
Compensation and related benefits	$ 398,236
Commissions	287,011
Clearing charges and floor brokerage	88,334
Communications	69,641
Occupancy and equipment rental	54,476
Other operating expenses	93,679
Total Operating Expenses	$ 991,377
Income Before Income Tax Provision	$ 34,938
Income Tax Provision	$ 10,533
Benefit from Net Operating Loss Carryforward	$ (1,534)
NET INCOME	$ 25,939

The accompanying notes are an integral part of these financial statements.

RODECKER & COMPANY INVESTMENT BROKERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance-Beginning of Period	$ 26,300	$ 511,627	$ 537,927
Net Income		25,939	25,939
BALANCE-END OF YEAR	$ 26,300	$ 537,566	$ 563,866

The accompanying notes are an integral part of these financial statements.

RODECKER & COMPANY INVESTMENT BROKERS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2003

Cash Flows from Operating Activities	
Net Income	$ 25,939
Adjustments:	
Depreciation	2,540
Realized gain on investment securities	(50,615)
Loss on sale of auto	25,471
Decrease in receivable from broker/dealers	249,537
Increase in commissions payable	54,103
Other items, net	(6,796)
Net Cash Flow Provided (Used) by Operations	$ 300,179
Cash Flows from Investing Activities	
Purchase of equipment and auto	$ (65,428)
Proceeds from sale of auto	18,500
Purchase of investment securities	(365,506)
Proceeds from sale of investment securities	416,214
Net Cash Flow Provided (Used) by Investing Activities	$ 3,780
Net Cash Flow Provided (Used) by Financing Activities	$ -0-
Net Increase (Decrease) in Cash and Cash Equivalents	$ 303,959
Cash and Cash Equivalents Balance at September 30, 2002	$ 4,341
Cash and Cash Equivalents Balance at September 30, 2003	$ 308,300

The accompanying notes are an integral part of these financial statements.

RODECKER & COMPANY INVESTMENT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, was incorporated in the state of Michigan on August 26, 1976. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Owned – Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions – Securities transactions of the Company including commission revenue and related expense are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of furniture, equipment and auto is provided using the straight-line and various accelerated methods over five and seven year periods. Depreciation of leasehold improvements is provided using the straight-line method over a thirty-nine year period.

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. The financial instruments purchased and sold by the Company's customers include exchange-traded and over-the-counter options. With options, market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company may also enter into various transactions involving securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers. When-issued securities provide for the delayed delivery of the underlying instrument.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date in order to fulfill their obligation to deliver the amount contracted for in the initial sale. If market value of the securities sold increases dramatically from the price in which they were originally sold, substantial losses might be incurred by the customer when purchasing the securities to complete their obligation pursuant to the sale.

In order to facilitate all of the aforementioned transactions on behalf of its customers, in May, 2003, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (Continued)

Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under terms of the agreement the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. Also, included in the agreement are termination fees to be paid by the Company if this agreement is terminated by the Company. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written consent from the Clearing Broker/dealer.

NOTE 3 - RELATED PARTIES

The sole shareholder of the Company is also a shareholder of Deroy & Devereaux Private Investment Counsel, Inc., (D&D), a registered investment advisor. In addition, the sole shareholder of the Company is one of four board members of the Deroy Testamentary Foundation (Foundation), a charitable foundation.

D&D has reimbursed the Company $23,806 for shared office space and communication services. The Company has earned $57,698 in commissions from transactions executed on behalf of the Foundation.

In addition, the sole shareholder of the Company generated $147,000 in commission revenue for which he was compensated $7,280. The Company also rents additional office space from this shareholder on a month to month basis.

NOTE 4 - OTHER COMMITMENTS

Operating Lease - Minimum annual rentals under a non-cancellable lease for office space, expiring October 31, 2007, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Year Ended September 30,	Total
2004	$ 61,406
2005	62,794
2006	64,793
2007	66,625
2008	5,552
Total	$ 261,170

Rent expense pursuant to this operating lease for the year ended September 30, 2003 was $58,944.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2003 the Company's net capital and required net capital were $472,623 and $50,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 16%.

NOTE 6 - SECURITIES OWNED

Securities owned consist entirely of securities registered under the Investment Company Act of 1940 (Investment Company Securities).

SUPPLEMENTARY INFORMATION

RODECKER & COMPANY INVESTMENT BROKERS, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2003

COMPUTATION OF NET CAPITAL		
Total shareholders' equity		$ 563,866
Deductions:		
Nonallowable assets	$ 88,224	
Haircuts on money market funds	3,019	91,243
NET CAPITAL		$ 472,623
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)		$ 5,051
Minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 50,000
EXCESS NET CAPITAL		$ 422,623
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from the statement of financial condition		$ 75,770
Percentage of Aggregate Indebtedness to Net Capital		16%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Rodecker & Company Investment Brokers, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Rodecker & Company Investment Brokers, Inc. for the year ended September 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Rodecker & Company Investment Brokers, Inc. for the year ended September 30, 2003 and this report does not effect our report thereon dated October 27, 2003. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
October 27, 2003